

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2020

Zhenyong Liu
Chief Executive Officer
IT Tech Packaging, Inc.
Science Park, Juli Rd
Xushui District, Baoding City
Hebei Province
The People's Republic of China 072550

> **Re: IT Tech Packaging, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 22, 2020**
> **File No. 333-251562**

Dear Mr. Liu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing